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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)


                            MGC Communications, Inc.
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                                (Name of Issuer)


                       Common Stock $.001 par value per share
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                         (Title of Class of Securities)


                                    552763302
                                    ---------
                                 (CUSIP Number)

                                 David Kronfeld
                           205 N. Michigan, Suite 808
                             Chicago, Illinois 60601
                                  (312)946-1200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  November 19, 1999
               (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                       13D

                               CUSIP NO. 552763302
First Cover Page

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1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                DAVID KRONFELD
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                   (a) [ X ]
                                   (b) [   ]
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3       SEC USE ONLY
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4       SOURCE OF FUNDS (See Instructions)
        AF
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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e).  [   ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
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                  7    SOLE VOTING POWER
NUMBER OF
                          2,061,070
                  -------------------------------------------------------------

SHARES            8    SHARED VOTING POWER

BENEFICIALLY
OWNED BY          -------------------------------------------------------------
EACH
                  9    SOLE DISPOSITIVE POWER

REPORTING                 2,061,070
PERSON            -------------------------------------------------------------
WITH
                  10   SHARED DISPOSITIVE POWER

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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,061,070
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) [   ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                8.6%
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14      TYPE OF REPORTING PERSON (See Instructions)

                IN
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                                       13D

                               CUSIP NO. 552763302
Second Cover Page

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1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               JK&B Management, LLC              F.E.I. #36-4043079
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a) [ X ]
                                                 (b) [   ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        AF
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e).  [   ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                7   SOLE VOTING POWER
NUMBER OF
                        968,143
SHARES          ----------------------------------------------------------------

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY
EACH
                ----------------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON
WITH                 968,143
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                         None
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                968,143
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) [   ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                4.2%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

              00
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D
ITEM 1.

         The title of the class of equity securities to which this statement relates is the Common Stock, par value $.001 per share (the "Common Stock"). The name of the issuer is MGC Communications, Inc. (the "Company"). The principal executive offices of the Company are located at 171 Sullys Trail, Suite 202, Pittsford, New York 14534.

ITEM 2.           IDENTITY AND BACKGROUND

         The reporting persons are David Kronfeld and JK&B Management, LLC ("JK&BM"). David Kronfeld is the managing member of JK&BM and is also the managing member of JK&B Capital LLC. JK&BM is a Delaware limited liability company whose principal business is the operation of investment funds and whose principal business and office is located at 205 N. Michigan, Suite 808, Chicago, Illinois 60601. JK&BM is the General Partner of JK&B Capital L.P. and JK&B Capital II L.P., each of which is the beneficial owner of Common Stock of the Company reported herein. JK&B Capital LLC is the General Partner of JK&B Capital III L.P. which has executed an agreement to purchase additional capital stock of the Company as described in Item 4(a) below. JK&BM has not been a party to any civil or criminal proceeding required to be disclosed in response to this Item.

         The following information is provided for David Kronfeld:

(a)      Name.  David Kronfeld.

(b)      Address.  205 N. Michigan, Suite 808, Chicago, Illinois 60601.

(c) Principal Occupation and Employment. David Kronfeld is the manager of JK&B Management, LLC and JK&B Capital LLC.

(d)      Criminal Proceedings.  None.

(e)      Civil proceedings.  None

(f)      Citizenship.  United States of America.

ITEM 3.            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   Working capital of affiliates of JK&BM.

ITEM 4.            PURPOSE OF TRANSACTION

         All of the reported shares are held for investment purposes.

                   (a) Under the terms of a Securities Purchase Agreement dated as of November 19, 1999 (the "Agreement"), JK&B Capital III L.P. has agreed to purchase 357,143 shares of Series C Preferred Stock of the Company which is convertible into 357,143 shares of Common Stock, which transaction is expected to close in December 1999. The rights to acquire Common Stock upon conversion of the Series C Preferred Stock are included in the Reporting Person's beneficial ownership reported hereby. Depending on market conditions and other factors, including evaluation of the Company's business and prospects, ability to dispose of the shares to a third party, ability to dispose of shares in the market, availability of funds, alternative uses of funds and general economic conditions, the Reporting Persons may from time to time purchase additional securities of the Company or dispose of all or a portion of their investment in the Company.

                   (b) The Reporting Persons have no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries;


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                   (c) The Reporting Persons have no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                   (d) Under the terms of a Securityholders' Agreement to be executed in connection with the purchase of Series C Preferred Stock, the purchasers of the Series B Preferred Stock and the Series C Preferred Stock of the Company are entitled to select two Directors and to appoint additional Board representatives if the size of the Board increases. However, a majority of the Series B Preferred Stock and a majority of the Series C Preferred Stock will be held by a single unrelated investor. Mr. Kronfeld presently serves on the Board of Directors of the Company. The Reporting Persons have no plans or proposals which relate to or would result in any change in the management of the Company;

                   (e) The Reporting Persons have no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Company;

                   (f) The Reporting Persons have no plans or proposals which relate to or would result in any other material change in the Company's business or corporate structure;

                   (g) The Reporting Persons have no plans or proposals which relate to or would result in changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person;

                   (h) The Reporting Persons have no plans or proposals which relate to or would result in causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                   (i) The Reporting Persons have no plans or proposals which relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to
         Section 12(g)(4) of the Act; or

                   (j) The Reporting Persons have no plans or proposals which relate to or would result in any action similar to any of those enumerated above in Paragraphs (b), (c) and (e) through (i).

ITEM 5.            INTEREST IN SECURITIES OF THE ISSUER

                   (a) Number of Shares/Percentage of Class Beneficially Owned.

                          JK&B Management, LLC beneficially owns 968,143 shares of the Company's Common Stock. Such 968,143 shares represent approximately 4.2% of the outstanding shares of Common Stock, based on 23,129,330 shares of Common Stock outstanding as of November 29, 1999 as indicated by the Company.

                          David Kronfeld beneficially owns a total of 1,703,927 shares of the Company's Common Stock (which includes 555,556 shares of Series B Preferred Stock which is convertible into Common Stock on a one-for-one basis, and which includes the beneficial ownership of JK&B Management, LLC reported above), and under the Agreement, JK&B Capital III L.P. has agreed to purchase 357,143 shares of Series C Preferred Stock (convertible into Common Stock on a one-for-one basis) (which Preferred Stock will also be beneficially owned by Mr. Kronfeld). Such 2,061,070 shares represent approximately 8.6% of the outstanding shares of Common Stock, based on 23,129,330 shares of Common Stock outstanding as of November, 29,1999, as indicated by the Company, assuming the conversion to Common Stock of the Reporting Person's 555,556 shares of Series B Preferred Stock, and based on the purchase by the Reporting Persons under the Agreement of 357,143 shares of Series C Preferred Stock and the subsequent immediate conversion of such shares to Common Stock on a one-for-one basis.

                   (b) Nature of Ownership. JK&B Management, LLC has sole power to vote and direct the disposition of all of the 968,143 shares reported as beneficially owned by it. David Kronfeld has


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         sole power to vote and direct the disposition of all of the 2,061,070 shares (assuming closing of the purchase of the Series C Preferred Stock) reported as beneficially owned by him.

                   (c) Recent Transactions. Under the terms of the Securities Purchase Agreement dated as of November 19, 1999, JK&B Capital III LP has agreed to purchase 357,143 shares of Series C Preferred Stock in the Company at the price of $28.00 per share. The transaction is expected to be completed in December 1999. The Reporting Person, David Kronfeld, is the manager of JK&B Capital, LLC which is the General Partner of JK&B Capital III L.P.

                   (d) Rights to Dividends or Proceeds.  None.

                   (e) As of July 21, 1999, JK&B Management, LLC ceased to be a beneficial owner of more than five percent of the Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

                   The Securities Purchase Agreement dated as of November 19, 1999, was entered into by the Company, JK&B Capital III L.P., Providence
Equity Partners III L.P. and Providence Equity Operating Partners III L.P.
Under this Agreement, the purchasers thereunder have agreed to purchase 1,250,000 shares of Series C Preferred Stock from the Company at $28.00 per share, of which 357,143 shares are to be purchased by JK&B Capital III L.P. An amended and restated Securityholders' Agreement will be entered into by the Company, JK&B Capital III L.P., Providence Equity Partners III L.P., and certain stockholders of the Company ("Subject Stockholders"). The Reporting Persons are included among the Subject Stockholders covered by such agreement. Under the Amended and Restated Securityholders' Agreement, the Subject Stockholders will agree for a period of time up to seven years to vote for the Board nominees selected by the purchasers of the Series B Preferred Stock and the purchasers of the Series C Preferred Stock.

ITEM 7.            MATERIALS TO BE FILED AS EXHIBITS.

                   The following documents are filed as exhibits hereto:

                   (a) Securities Purchase Agreement dated as of November 19, 1999 by and among the Company, JK&B Capital III L.P., Providence Equity Partners III L.P. and Providence Equity Operating Partners III L.P.

                   (b) Form of Amended and Restated Securityholders' Agreement to be entered into by and among the Company, JK&B Capital III L.P., Providence Equity Partners III L.P. and certain stockholders of the Company.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 1999

                                        /s/ David Kronfeld
                                        ---------------------------------------
                                        David Kronfeld


December 14, 1999                       JK&B Management, LLC


                                        By:  /s/ David Kronfeld
                                          -------------------------------------
                                             David Kronfeld, Managing Member



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